Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Vasogen’s VP025 Shown to Impact Inflammation-Signaling Pathways

– Drug inhibits p38 production and increases CD200 levels in the brain –

Toronto, Ontario (November 16, 2005) — Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), a leader in the research and commercial development of technologies targeting chronic inflammation underlying cardiovascular and neurological disease, announced that preclinical data presented this week at Neuroscience 2005, the Society for Neuroscience’s 35th Annual Meeting in Washington, DC, demonstrates the ability of VP025 to modulate key signaling pathways associated with inflammation.

“We continue to be impressed by the consistency of the anti-inflammatory effects of VP025 across a number of preclinical neurological studies,” stated Dr. Anthony Bolton, Vasogen’s Chief Scientific Officer. “The growing body of evidence demonstrating the ability of VP025 to reduce inflammation within the central nervous system, suggests therapeutic potential in a range of neurological disorders and continues to support our plans to initiate phase II development.”

On Monday, Dr. Yvonne Nolan’s team from the Department of Anatomy/Neuroscience, University College, Cork, Ireland, presented new data demonstrating the ability of VP025 to inhibit increases in levels of p38 MAP kinase, a key component of the inflammation-signaling pathway, regulating IL-1beta, TNF-alpha, and other immune system responses associated with many inflammatory conditions. In a preclinical model of Parkinson’s disease, VP025 was shown to inhibit both the increase in p38 levels and the associated death of dopaminergic neurons. The death of dopaminergic neurons in this model system leads to the onset of movement abnormalities that mimic those seen in Parkinson’s disease.

Today, Dr. Marina Lynch’s team from the Trinity College Institute of Neuroscience, Dublin, Ireland, presented results from a model showing the ability of VP025 to reverse age-related inflammation in the brain. The process of ageing is associated with increased inflammation in the brain resulting from activation of microglial cells, (inflammatory immune cells of the brain), as evidenced by increases in inflammatory cytokines, including IL-1beta, and a reduction in memory and learning function (measured as long-term potentiation). CD200, a protein that controls inflammation and maintains microglial cells in an unactivated state, decreases with ageing. Treatment with VP025 in this model reversed age-related decreases in CD200 levels in the brain, reduced levels of microglial cell activation, and restored memory and learning function.

– more –

… page 2, November 16, 2005

Many neurological conditions are associated with an inflammatory response in the nervous system, including Alzheimer’s disease, Parkinson’s disease, and ALS (also known as Lou Gehrig’s disease). These conditions are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

About the Society for Neuroscience
The Society for Neuroscience is the world’s largest organization of scientists devoted to the study of the brain. The 36,000 members of the Society include basic researchers studying the many neuroscience disciplines, and clinicians specializing in neurology, neurosurgery, psychiatry, ophthalmology, and related fields. Neuroscience includes the study of brain development, sensation, perception, learning, memory, movement, sleep, stress, aging, neurological and psychiatric disorders, and the molecules, cells, and genes responsible for nervous system functioning.

About Vasogen
Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials designed to support regulatory approval in North America and commercialization in North America and Europe. The 550-patient phase III SIMPADICO trial, which is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease, is being closed out at 50 centers in North America in preparation for data analysis and reporting. The 2,400-patient phase III ACCLAIM trial, designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure, is fully enrolled and ongoing at 176 clinical centers in North America, Europe, and Israel. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.